Exhibit 1

Directors and Officers of BW Altor Pte. Ltd.

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Andreas Sohmen-Pao	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Austrian
Billy Chiu	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	Singaporean
Nicholas John Oxleigh Fell	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Company Director	British

Officers
Chong Foon Chwee	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Secretary	Singaporean
Linda Tet Keat Luan	c/o Mapletree Business City #18-01 10 Pasir Panjang Road Singapore 117438	Secretary	Singaporean